Back **2013-11-22, 17:41:58, EST**

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Insider: Pankiw.R **Issuer:** TransGlobe Ener **Security:** Common Sha

Transaction Number	2367890	
Security designation	Common Shares	
Opening balance of securities held	0	
Date of transaction	2012-04-09	
Nature of transaction	00 - Opening Balance-Initial SEDI Report	
Closing balance of securities held	0	Insider's calculated balance
Filing date/time	2013-11-22 17:40:12	
General remarks *(if necessary to describe the transaction)*		
Private remarks to securities regulatory authorities		

Insider: Pankiw.R **Issuer:** TransGlobe Ener **Security:** Common Sha

Transaction Number	2367893	
Security designation	Common Shares	
Opening balance of securities held	0	
Date of transaction	2013-11-20	
Nature of transaction	51 - Exercise of options	
Number or value of securities acquired	15333	
Unit price or exercise price		Currency
Closing balance of securities held	15333	Insider's calculated balance
Filing date/time	2013-11-22 17:41:55	
General remarks *(if necessary to describe the transaction)*	Common shares were acquired on the cashless exercise of stock options pursuant to TransGlobe Energy Corporation's stock option plan	

Private remarks to securities regulatory authorities

Insider: Pankiw.R **Issuer:** TransGlobe Ener **Security:** Options Common

Transaction Number	2367888		
Security designation	Options (Common Shares)		
Opening balance of securities or contracts held	276400		
Date of transaction	2013-11-20		
Nature of transaction	51 - Exercise of options		
Number or value of securities or contracts acquired			
Equivalent number or value of underlying securities acquired			
Number or value of securities or contracts disposed of	27400		
Equivalent number or value of underlying securities disposed of	27400		
Unit price or exercise price	2.7800	Currency	Canadian Dollar
Conversion or Exercise price	2.7800	Currency	Canadian Dollar
Date of expiry or maturity	2013-11-27		
Closing balance of securities or contracts held	249000	Insider's calculated balance	
Filing date/time	2013-11-22 17:39:26		

General remarks *(if necessary to describe the transaction)*

Private remarks to securities regulatory authorities